Exhibit 99.1

Pro Forma Financial Information:

The following unaudited pro forma financial information presents the combined results of operations as if the acquisition of Netintact AB and Netintact PTY had occurred as of the beginning of the periods presented:

	Three Months Ended	Six Months Ended
	July 2, 2006	July 2, 2006
Revenues	$778,329	$1,475,352
Net income (loss)	(2,590,827)	(4,940,333)
Net income (loss) per share:
Basic and Diluted	$(0.04)	$(0.09)

The unaudited pro forma combined financial statements have been prepared for illustrative purposes only and are not necessarily indicative of the consolidated financial position or results of operations in future periods or the results that actually would have been realized had Procera and Netintact been a combined company during the respective periods presented.